UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Primo Water Corp.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

74165N105

(CUSIP Number)

Charles T. Akre, Jr., 2 West Marshall Street, PO Box 998, Middleburg, Virginia 20118-0998, 540.687.3880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
x  Rule 13d-1(b)
x  Rule 13d-1(c)
¨  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74165N105	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Akre Capital Management, LLC (54-1968332)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,679,313
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,679,313

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,313
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.79%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 74165N105	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles T. Akre, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,679,313
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,679,313

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,313
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.79%
12.	TYPE OF REPORTING PERSON (see instructions) IN HC

CUSIP No. 74165N105	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Braddock Partners Offshore, L.P.(92-0190446)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,679,313
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,679,313

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,679,313
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.79%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Effective as of January 1, 2017, Braddock Partners, L.P. was reorganized from a “stand-alone” investment vehicle into a “master-feeder” structure. Under this structure, Braddock Partners, L.P. invests its assets in Braddock Partners Offshore, L.P. Following the reorganization, except with respect to certain pre-existing private investments, Braddock Partners Offshore, L.P. makes and holds all portfolio investments. As a result, Braddock Partners, L.P. is no longer the beneficial owner of greater than 5% of the Issuer’s outstanding shares, and Braddock Partners Offshore, L.P. is the beneficial owner of greater than 5% of the Issuer’s outstanding shares

CUSIP No. 74165N105	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Braddock Partners, L.P.(52-1834115)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES (see instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

Effective as of January 1, 2017, Braddock Partners, L.P. was reorganized from a “stand-alone” investment vehicle into a “master-feeder” structure. Under this structure, Braddock Partners, L.P. invests its assets in Braddock Partners Offshore, L.P. Following the reorganization, except with respect to certain pre-existing private investments, Braddock Partners Offshore, L.P. makes and holds all portfolio investments. As a result, Braddock Partners, L.P. is no longer the beneficial owner of greater than 5% of the Issuer’s outstanding shares, and Braddock Partners Offshore, L.P. is the beneficial owner of greater than 5% of the Issuer’s outstanding shares

CUSIP No. 74165N105	13G	Page 6 of 10 Pages

Item 1.

(a)	Name of Issuer Primo Water Corp.

(b)	Address of Issuer’s Principal Executive Offices 101 North Cherry Street, Suite 501, Winston-Salem, NC 27101

Item 2.

(a)	Name of Person Filing Akre Capital Management, LLC Charles T. Akre, Jr. Braddock Partners Offshore, L.P. Braddock Partners , L.P.

(b)	Address of the Principal Office or, if none, residence P.O. Box 998, Middleburg Virginia 20118

(c)	Citizenship Akre Capital Management, LLC, Delaware Charles T. Akre, Jr. United States Braddock Partners Offshore, L.P., Cayman Islands Braddock Partners, L.P., Delaware

(d)	Title of Class of Securities Common Stock, $.001 par value

(e)	CUSIP Number 74165N105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	¨	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	¨	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	¨	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	¨	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	x	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	¨	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	x	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	¨	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	¨	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	¨	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 74165N105	13G	Page 7 of 10 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Akre Capital Management, LLC 1,679,313 Charles T. Akre, Jr. 1,679,313 Braddock Partners Offshore, L.P. 1,679,313 Braddock Partners, L.P. 0

(b)	Percent of class: Akre Capital Management, LLC 5.79% Charles T. Akre, Jr. 5.79% Braddock Partners Offshore, L.P. 5.79% Braddock Partners, L.P. 0%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Akre Capital Management, LLC 0 Charles T. Akre, Jr. 0 Braddock Partners Offshore, L.P. 0 Braddock Partners, L.P. 0

	(ii)	Shared power to vote or to direct the vote Akre Capital Management, LLC 1,679,313 Charles T. Akre, Jr. 1,679,313 Braddock Partners Offshore, L.P. 1,679,313 Braddock Partners, L.P. 0

	(iii)	Sole power to dispose or to direct the disposition of Akre Capital Management, LLC 0 Charles T. Akre, Jr. 0 Braddock Partners Offshore, L.P. 0 Braddock Partners, L.P. 0

	(iv)	Shared power to dispose or to direct the disposition of Akre Capital Management, LLC 1,679,313 Charles T. Akre, Jr. 1,679,313 Braddock Partners Offshore, L.P. 1,679,313 Braddock Partners, L.P. 0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Effective as of January 1, 2017, Braddock Partners, L.P. was reorganized from a “stand-alone” investment vehicle into a “master-feeder” structure. Under this structure, Braddock Partners, L.P. invests its assets in Braddock Partners Offshore, L.P. Following the reorganization, except with respect to certain pre-existing private investments, Braddock Partners Offshore, L.P. makes and holds all portfolio investments. As a result, Braddock Partners, L.P. is no longer the beneficial owner of greater than 5% of the Issuer’s outstanding shares, and Braddock Partners Offshore, L.P. is the beneficial owner of greater than 5% of the Issuer’s outstanding shares.

 Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

All securities reported in this Schedule 13G are owned by advisory clients of Akre Capital Management, LLC. With the exception of Braddock Partners Offshore, L.P., none of the advisory clients individually own more than 5% of the outstanding Shares

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit A

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

CUSIP No. 74165N105	13G	Page 8 of 10 Pages

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74165N105	13G	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/13/2017

Date

By: /s/ Charles T. Akre, Jr.

Charles T. Akre, Jr.

Managing Member

Akre Capital Management, LLC**

By: /s/ Charles T. Akre

         Charles T. Akre, Jr.**

By: /s/ Charles T. Akre, Jr.

Charles T. Akre, Jr.

Managing Member

Braddock Capital Offshore, LLC

as general partner of

Braddock Partners Offshore, L.P.**

and Braddock Partners,L.P.**

** Each reporting person disclaims beneficial ownership in the Common Stock, except to the extent of that reporting persons pecuniary interest therein.

CUSIP No. 74165N105	13G	Page 10 of 10 Pages

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G dated February 13, 2017 relating to the Common Stock, $.001 par value, of Primo Water Corporation shall be filed on behalf of Akre Capital Management, LLC, its control person, Charles T. Akre, Jr., and Braddock Partners Offshore, L.P.

By: /s/Charles T. Akre, Jr

Charles T. Akre, Jr.

Managing Member

Akre Capital Management, LLC

By: /s/Charles T. Akre, Jr

Charles T. Akre, Jr.

.

By: /s/Charles T. Akre, Jr.

Charles T. Akre, Jr.

Managing Member

Braddock Capital Offshore, LLC

as general partner of

Braddock Partners Offshore, L.P.

and Braddock Partners, L.P.